As filed with the Securities and Exchange Commission on February 14, 2002
                                                       Registration No. 333-__
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form S-8
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                _______________

                     ENTRAVISION COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                         95-4783236
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                       Identification No.)

2425 Olympic Boulevard, Suite 6000 West                      90404
Santa Monica, California                                   (Zip Code)
(Address of Principal Executive Offices)

                     ENTRAVISION COMMUNICATIONS CORPORATION
                       2001 EMPLOYEE STOCK PURCHASE PLAN
                            (Full title of the plan)

                  Walter F. Ulloa                                      Copy To:
         Chairman and Chief Executive Officer                     Lance Jon Kimmel, Esq.
        2425 Olympic Boulevard, Suite 6000 West                      Foley & Lardner
           Santa Monica, California 90404                    2029 Century Park East, Suite 3500
       (Name and address of agent for service)                 Los Angeles, California  90067
                  (310) 447-3870                                      (310) 227-2223
(Telephone number, including area code, of agent for service)

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
 Title of Each Class of Securities     Amount to be    Proposed Maximum Offering    Proposed Maximum          Amount of Registration
       to be Registered              Registered (1)      Price Per Share(2)      Aggregate Offering Price(2)             Fee
------------------------------------------------------------------------------------------------------------------------------------
Class A common stock (par value
$0.0001)............                  1,200,000                $11.425               $13,710,000.00                  $1,288.00
------------------------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement shall also cover any additional shares of Class A common stock which become issuable under the 2001 Employee Stock Purchase Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Class A common stock of Entravision Communications Corporation.

(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices per share of Class A common stock of Entravision Communications Corporation on February 7, 2002, as reported on the New York Stock Exchange.

================================================================================

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     Certain information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act"), is not required to be filed with the Securities and Exchange Commission (the "Commission") and is omitted from this Registration Statement on Form S-8 in accordance with the explanatory note to
Part I of Form S-8 and Rule 428 under the Securities Act.

                                  RISK FACTORS

     Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus or incorporated by reference before investing in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer, in which case the trading price of our common stock may decline.

                         Risks Related To Our Business

We have a history of losses that if continued into the future could adversely affect the market price of our Class A common stock and our ability to raise capital.

     We had net losses of approximately $40.0 million and $92.2 million for the years ended December 31, 1999 and 2000, and $79.2 million and $43.9 million for the nine month periods ended September 30, 2000 and 2001. In addition, we had a pro forma net loss of $86.3 million for the year ended December 31, 2000, and a net loss applicable to common stock of $48.5 million for the nine month period ended September 30, 2001. We believe losses may continue while we pursue our acquisition strategy. If we cannot generate profits in the future, it could adversely affect the market price of our Class A common stock, which in turn could adversely affect our ability to raise additional equity capital or to incur additional debt.

Cancellations or reductions of advertising could cause our results to fluctuate, which could adversely affect the market price of our Class A common stock.

     We do not obtain long-term commitments from our advertisers, and advertisers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in purchases of advertising could adversely affect our revenue, especially if we are unable to replace such purchases. Economic, political and other risks associated with international sales and operations could adversely affect our sales. Our expense levels are based, in part, on expected future revenue and are relatively fixed once set. Therefore, unforeseen fluctuations in advertising sales could adversely impact our operating results. These factors could cause our quarterly results to fluctuate, which could adversely affect the market price of our Class A common stock.

If we cannot successfully integrate our recent and future acquisitions, it could decrease our revenue or increase our costs.

     To integrate these and other pending and future acquisitions, we need to:

 .    retain key management and personnel of acquired properties;

 .    successfully merge corporate cultures and business processes;

 .    realize sales efficiencies and cost reduction benefits; and

 .    operate successfully in markets in which we may have little or no prior experience.

     In addition, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, and this in turn may cause them to divert their attention from our existing operations. We believe these challenges are more pronounced when we enter new markets rather than
expand further in existing markets.   If we are unable to completely integrate
into our business the operations of the properties that we have recently acquired or that we may acquire in the future, our revenue could decrease or our costs could increase.

     One of our strategies is to supplement our internal growth by acquiring media properties that complement or augment our existing markets. This growth has placed, and may continue to place, significant demands on our management, working capital and financial resources. We may be unable to identify or complete acquisitions for many reasons, including:

 .    competition among buyers;

 .    the need for regulatory approvals, including FCC and antitrust approvals;
     and

 .    the high valuations of media properties.

     Some of the media properties we may seek to acquire may be marginally profitable or unprofitable. For these acquired media properties to achieve acceptable levels of profitability, we must improve their management, operation and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired media properties into our existing operations.

If we cannot raise required capital, we may have to curtail existing operations and our future growth through acquisitions.

     We may require significant additional capital for future acquisitions and general working capital needs. If our cash flow and existing working capital are not sufficient to fund future acquisitions and our general working capital requirements and debt service, we will have to raise additional funds by selling equity, refinancing some or all of our existing debt or selling assets or subsidiaries. None of these alternatives for raising additional funds may be available on acceptable terms to us or in amounts sufficient for us to meet our requirements. Our failure to obtain any required new financing may prevent future acquisitions and have a material adverse effect on our ability to grow through acquisitions.

Our substantial level of debt could limit our ability to grow and compete.

     We have approximately $214.0 million of debt outstanding under our bank credit facility. We expect to obtain a portion of our required capital through debt financing that bears or is likely to bear interest at a variable rate, subjecting us to interest rate risk. A significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and our ability to obtain additional financing may be limited.

     We may not have sufficient future cash flow to meet our debt payments, or we may not be able to refinance any of our debt at maturity. We have pledged substantially all of our assets to our lenders as collateral. Our lenders could proceed against the collateral granted to them to repay outstanding indebtedness if we are unable to meet our debt service obligations. If the amounts outstanding under our bank credit facility are accelerated, our assets may not be sufficient to repay in full the money owed to such lenders.

The terms of our bank credit facility restrict our ability to make acquisitions or investments and to obtain additional financing.

     Our bank facility requires us to maintain specific financial ratios. A breach of any of the covenants contained in our bank credit facility could allow our lenders to declare all amounts outstanding under such facilities to be immediately due and payable.

Univision has significant influence over our business.

     Univision, as the holder of all of our Class C common stock, has significant influence over material decisions relating to our business, including the right to elect two of our directors, and the right to approve material decisions involving our company, including any merger, consolidation or other business combination, any dissolution of our company and any transfer of the FCC licenses for any of our Univision-affiliated television stations. Univision's ownership interest may have the effect of delaying, deterring or preventing a change in control of our company and may make some transactions more difficult or impossible to complete without its support.

Our television ratings and revenue could decline significantly if our relationship with Univision or if Univision's success changes in an adverse manner.

     If our relationship with Univision changes in an adverse manner, or if Univision's success diminishes, it could have a material adverse effect on our ability to generate television advertising revenue on which our television business depends. Univision's ratings might decline or Univision might not continue to provide programming, marketing, available advertising time and other support to its affiliates on the same basis as currently provided.
Additionally, by aligning ourselves closely with Univision, we might forego other opportunities that could diversify our television programming and avoid dependence on Univision's television networks. Univision's relationships with Grupo Televisa, S.A de C.V. and Corporacion Venezolana de

Television, C.A., or Venevision, are important to Univision's, and consequently our, continued success.

Our ongoing success is dependent upon the continued availability of certain key employees.

     We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our company's growth plans. In particular, we are dependent upon the services of Walter F. Ulloa, our Chairman and Chief Executive Officer, and Philip C. Wilkinson, our President and Chief Operating Officer. In August 2000, we have entered into five-year employment agreements with Messrs. Ulloa and Wilkinson. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute on our plans, nor can there be any assurances that we will be able to continue to attract new employees as required.

Risks associated with terrorism.

     In the event of a terrorist attack on our facilities and properties, we do not believe that we would be vulnerable to significant or prolonged disruptions
in our ability to broadcast or provide other media services.   We do not believe
that, but we do not know whether, our network television programming would be vulnerable to significant or prolonged disruptions in the event of a terrorist attack. The effect of any resulting decline in our revenue cannot be determined.

   Risks Related to the Television, Radio, Outdoor Advertising and Publishing
                                   Industries

If we are unable to maintain our Federal Communications Commission license at any station, we would have to cease operations at that station.

     The success of our television and radio operations depends, in part, on acquiring and maintaining broadcast licenses issued by the FCC, which are typically issued for a maximum term of eight years and are subject to renewal. Pending or future renewal applications submitted by us may not be approved, and renewals may include conditions or qualifications that could restrict our television and radio operations. In addition, third parties may challenge our renewal applications. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station covered by the license.

Our failure to maintain our FCC broadcast licenses could cause a default under our bank credit facility and cause an acceleration of our indebtedness.

     Our bank credit facility requires us to maintain our FCC licenses. If the FCC were to revoke any of our material licenses, our lender could declare all amounts outstanding under the bank credit facility to be immediately due and payable. If our indebtedness is accelerated, we may not have sufficient funds to pay the amounts owed.

Displacement of any of our low-power television stations could cause our ratings and revenue for any such station to decrease.

     A significant portion of our television stations are licensed by the FCC for low-power service only. Our low-power television stations operate with far less power and coverage than our full-power stations. The FCC rules under which we operate provide that low-power television stations are treated as a secondary service. In the event that our stations would cause interference to full-power stations, we are required to eliminate the interference or terminate service.
As a result of the FCC's initiation of digital television service and actions by Congress to reclaim broadcast spectrum, channels 52-69 previously used for broadcasting will be cleared and put up for auction to wireless services or assignment to public safety services. The result is that in a few urban markets where we operate, including Washington, D.C. and San Diego, there are a limited number of alternative channels to which our low-power television stations can migrate as they are displaced by full-power broadcasters and non-broadcast services. If we are unable to move our signals to replacement channels, we may be unable to maintain the same level of service, which could harm our ratings and advertising revenue or, in the worst case, cause us to discontinue operations at those low-power stations.

The required conversion to digital television could impose significant costs on us which may not be balanced by consumer demand.

     The FCC requires us to provide a digitally transmitted signal ("DTV") by May 1, 2002 for all of our U.S. television stations and, possibly, to stop broadcasting analog signals by 2006 if the market penetration of DTV receivers reaches certain levels. The FCC recently released rules which allow our company to initially satisfy its DTV conversion obligation by broadcasting a digital signal that serves, at least, each station's applicable community of license.
In most instances, this new rule will permit us to temporarily install facilities of a lower-power level, which will not require the initial degree of capital investment we had anticipated to meet the requirements of our stations' DTV authorizations. Our initial costs of converting the qualifying television stations to DTV, therefore, will be considerably lower than it would have been if we were required to operate pursuant to our DTV authorizations by the May 1, 2002 deadline. Our final costs to convert our television stations to full-power DTV could be significant, and there may not be sufficient consumer demand for DTV services to recover our investment in DTV facilities.

Changes in the rules and regulations of the FCC could result in increased competition for our broadcast stations that could lead to increased competition in our markets.

     Recent and prospective actions by the FCC could cause us to face increased competition in the future. The changes include:

 .    relaxation of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home audio and video technologies;

 .    the establishment of a Class A television service for low-power stations that makes such stations primary stations and gives them protection against full-service stations;

 .    procedures for licensing low-power FM radio stations that will be designed to serve small localized areas and niche audiences; and

 .    permission for direct broadcast satellite television to provide the programming of traditional over-the-air stations, including local and out-of-market network stations.

Because our full-power television stations rely on "must carry" rights to obtain cable carriage, new laws or regulations that eliminate or limit the scope of our cable carriage rights could have a material adverse impact on our television operations.

     Pursuant to the "must carry" provisions of the Cable Television Consumer Protection and Competition Act of 1992, a broadcaster may demand carriage on a specific channel on cable systems within its market. However, the future of those "must carry" rights is uncertain, especially as they relate to the carriage of digital television stations. The current FCC rules relate only to the carriage of analog television signals. It is not clear what, if any, "must carry" rights television stations will have after they make the transition to digital television. New laws or regulations that eliminate or limit the scope of our cable carriage rights could have a material adverse impact on our television operations.

     Our low-power television stations do not have cable "must carry" rights.
In seven markets where we currently hold only a low-power license we may face future uncertainty with respect to the availability of cable carriage. With the exception of the San Angelo market, all of our low-power stations reach a substantial portion of the Hispanic cable households in their respective markets with their over-the-air broadcasts.

The policies of direct broadcast satellite companies may make it more difficult for their customers to receive our local broadcast station signals.

     The Satellite Home Viewer Improvement Act of 1999 ("SHVIA") allows direct broadcast satellite ("DBS") television companies (currently DirecTV and EchoStar/Dish Network) for the first time to transmit local broadcast television station signals back to their subscribers in local markets. In exchange for this privilege, however, SHVIA requires that in television markets in which a DBS company elects to pick-up and retransmit any local broadcast station signals, the DBS provider must also offer to its subscribers signals from all other qualified local broadcast television stations in that market. This is known as the "carry one/carry all" rule. Our broadcast television stations in markets for which DBS operators have elected to carry local stations, have sought to qualify for carriage under this rule, which we expect will increase our viewership in those markets. A problem has arisen however, in the way that one of the DBS operators has implemented the carry one/carry all rule. In order to get signals from all local stations, including the signals from our stations, EchoStar/Dish Network subscribers are being required to install a second receiving dish. This is an inconvenience for the typical DBS subscriber and, as a result, limits the size of the viewership for our stations available only on the "second dish" under the carry one/carry all rule. There is a proceeding pending at the FCC to determine if DBS operators, in carrying out their SHVIA obligations, can require use of a second dish for carriage of local signals.

If we are unable to compete effectively for advertising revenue against other stations and other media companies, some of which have greater resources than we do, we could suffer a decrease in advertising revenue.

     We compete with Spanish-language and general market media in each of our business segments. Some of our competitors are larger and have significantly greater resources than we do. In addition, the Telecommunications Act facilitates the entry of other broadcasting companies into the markets in which we operate stations or may operate stations in the future. If we are unable to compete successfully in the markets we serve, we may suffer a decrease in advertising revenue, which could adversely affect our business and financial condition.

If regulation of outdoor advertising increases, we could suffer decreased revenue from our outdoor operations.

     Our outdoor operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business. These regulations impose restrictions on, among other things, the location, size and spacing of billboards. If we are required to remove our existing billboards, or are unable to construct new billboards or reconstruct damaged billboards, our outdoor business could be harmed. In addition, we may not receive compensation for billboards that we may be required to remove in the future.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced and passed in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may harm the results of our outdoor operations.

Strikes, work stoppages and slowdowns by our employees could disrupt our publishing operations.

     Our publishing business depends to a significant degree on our ability to avoid strikes and other work stoppages by our employees. The Newspaper and Mail Deliverers' Union of New York and Vicinity and the Newspaper Guild of New York represent our publishing employees. Our collective bargaining agreement with the Newspaper and Mail Deliverers' Union of New York and Vicinity expires on March 30, 2004. Our collective bargaining agreement with the Newspaper Guild of New York expires on June 30, 2002. We anticipate that negotiations will commence prior to the expiration of the agreement. Future collective bargaining agreements may not be negotiated without service interruptions, and the results of these negotiations may result in decreased revenue in our publishing operations.

            Risks Related To Our Capital Structure and Common Stock

Our officers and directors and stockholders affiliated with them own a large percentage of our voting stock.

     As of January 28, 2002, Walter F. Ulloa, our Chairman and Chief Executive Officer, Philip C. Wilkinson, our President and Chief Operating Officer, and Paul A. Zevnik, our Secretary, own all of the shares of our Class B common stock, and have approximately 75% of the combined voting power of our outstanding shares of common stock. The holders of our Class B common stock are entitled to ten votes per share on any matter subject to a vote of the stockholders. Accordingly, Messrs. Ulloa, Wilkinson and Zevnik will have the ability to elect each of the remaining members of our board of directors, other than the two members of our board of directors to be appointed by Univision, and will have control of all aspects of our business and future direction. Messrs. Ulloa, Wilkinson and Zevnik have agreed contractually to elect themselves and a representative of TSG Capital Fund III, L.P. as directors of our company. This control may discourage certain types of transactions involving an actual or potential change of control of our company, such as a merger or sale of our company.

     Consequently, our directors and executive officers, acting in concert, will have the ability to significantly affect the election of our directors and have a significant effect on the outcome of corporate actions requiring stockholder approval. Such concentration may also have the effect of delaying or preventing a change of control of our company.

Stockholders who desire to change control of our company may be prevented from doing so by provisions of our first restated certificate of incorporation, as amended, applicable law and our credit agreement. Our restated certificate of incorporation and other agreements contain provisions that could discourage a takeover.

     Our restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. The provisions of our restated certificate of incorporation could diminish the opportunities for a stockholder to participate in tender offers. In addition, under our restated certificate of incorporation, our board of directors may issue preferred stock that could have the effect of delaying or preventing a change in control of our company. The issuance of preferred stock could also negatively affect the voting power of holders of our common stock. The provisions of our restated certificate of incorporation may have the effect of discouraging or preventing an acquisition or sale of our business. In addition,
Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

     The transfer restrictions imposed on the broadcast licenses we own also restrict the ability of third parties to acquire us. Control of our licenses may only be transferred with prior approval by the FCC. Accordingly, the number of potential transferees of our licenses is limited, and any acquisition, merger or other business combination involving our company would be subject to regulatory approval.

     In addition, the documents governing our indebtedness contain limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of our outstanding indebtedness.

The issuance by us of preferred stock could affect the rights of our other stockholders.

     Our restated certificate of incorporation authorizes our board of directors to issue up to 50,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, to fix the number of shares constituting any such series, and to fix the designation of any such series, without further vote or action by its stockholders. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of the holders of common stock and thereby reduce the value of our common stock. We have approximately 5.9 million shares of Series A convertible preferred stock outstanding. We have no present plans to issue any additional shares of preferred stock. The issuance of preferred stock, coupled with the concentration of ownership of common stock in certain directors and executive officers, could discourage certain types of transactions involving an actual or potential change in control of our company. This includes transactions in which the holders of common stock might otherwise receive a premium for their shares over then current prices, otherwise dilute the rights of holders of common stock, and may limit the ability of such stockholders to cause or approve transactions which they may deem to be in their best interests. All of this could have a material adverse effect on the market price of our common stock.

Our restated certificate of incorporation limits the liability of our directors, which may limit the remedies that we or our stockholders have available.

     Our restated certificate of incorporation provides that, pursuant to the Delaware General Corporation Law, the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by us, or in our right, for breach of a director's duties to us or our stockholders and may limit the remedies available to us or our stockholders. This provision does not eliminate the directors' fiduciary duty and does not apply for certain liabilities: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to our best interests or our stockholders or that involve the absence of good faith on the part of the director; and (iii) for any transaction from which a director derived an improper personal benefit.

                             SELLING STOCKHOLDERS

     Selling stockholders (the "Selling Stockholders") who are our affiliates may offer and sell shares of our Class A common stock, $0.0001 par value per share, from time to time, on the New York Stock Exchange or in private transactions at prevailing market prices or at privately negotiated prices. The Selling Stockholders referred to in this prospectus may use this prospectus to sell a maximum of 1,200,000 shares of our Class A common stock. We are paying the expenses incurred in connection with the registration of these shares under the Securities Act. Each Selling Stockholder is responsible for any brokerage commissions or expenses he or she incurs in the sale of such shares. We will not receive any proceeds from the sale of such shares.

     We do not know the names of the Selling Stockholders at this time. We will supplement this prospectus, from time to time, as the names of the Selling Stockholders and the amounts of the shares of Class A common stock to be re-offered become known to us. We will file all such supplements to this prospectus with the Commission as required by Rule 424(b).

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

     We are incorporating by reference into this Registration Statement the following documents previously filed with the Commission:

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 001-15997), which includes audited financial statements as of and for the fiscal year ended December 31, 2000.

     (b)  All other reports which we filed with the Commission pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year covered by the document referred to in (a) above.

     (c) The description of our Class A common stock in our Registration Statement on Form 8-A (SEC File No. 001-15997) filed with the Commission on July 20, 2000 pursuant to Section 12 of the Exchange Act, which, in turn, incorporated such description by reference to page 78 of our Preliminary Prospectus, dated April 20, 2000, filed with the Commission on April 21, 2000, as part of our Registration Statement on Form S-1 (SEC File No. 333-35336), and any amendments or reports filed to update the description.

     All documents we filed pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of filing of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4.   Description of Securities.

     Not applicable.

Item 5.   Interests of Named Experts and Counsel.

     Kenneth D. Polin, a partner of Foley & Lardner, holds 14,450 shares of our Class A common stock and stock options to acquire 50,000 shares of our Class A common stock.

Item 6.   Indemnification of Directors and Officers.

     We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, as the same exists or may hereafter be amended, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

     Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

     Our restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except for (i) liability resulting from a breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) a transaction from which the director derived an improper personal benefit.

     Our restated certificate of incorporation also provides mandatory indemnification for the benefit of our directors and officers and discretionary indemnification for the benefit of our employees and agents, in each instance to the fullest extent permitted by Delaware law, as it may be amended from time to time. In addition, we have entered into individual indemnification agreements with each of our directors and officers providing additional indemnification benefits. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We provide directors' and officers' liability insurance coverage for our directors and officers.

Item 7.   Exemption from Registration Claimed.

     Not applicable.

Item 8.   Exhibits.

Exhibit
Number           Exhibit
------           -------

4.1              Entravision Communications Corporation 2001 Employee Stock
                 Purchase Plan (filed as an exhibit to the registrant's
                 definitive Proxy Statement filed with the Securities and
                 Exchange Commission on April 9, 2001)
5*               Opinion of Foley & Lardner
23.1*            Consent of Foley & Lardner (included in Exhibit 5 to this
                 Registration Statement)
23.2*            Consent of McGladrey & Pullen, LLP
24*              Power of Attorney (included on the Signature Page to this
                 Registration Statement)
_______________
*Filed herewith

Item 9.   Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
--------  -------
registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on February 14, 2002.

                                        ENTRAVISION COMMUNICATIONS CORPORATION

                                        By: /s/ Walter F. Ulloa
                                            ------------------------------------
                                            Walter F. Ulloa
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

     That the undersigned officers and directors of Entravision Communications Corporation, a Delaware corporation, do hereby constitute and appoint Walter F. Ulloa and Jeanette Tully, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

            Signature                              Title                             Date
            ---------                              -----                             ----
  /s/ Walter F. Ulloa                Chairman, Chief Executive Officer         February 7, 2002
---------------------------------    and Director (principal executive
Walter F. Ulloa                                  officer)

  /s/ Philip C. Wilkinson           President, Chief Operating Officer         February 7, 2002
---------------------------------              and Director
Philip C. Wilkinson

  /s/ Jeanette Tully                Executive Vice President, Treasurer        February 7, 2002
---------------------------------       and Chief Financial Officer
Jeanette Tully                       (principal financial officer and
                                       principal accounting officer)

  /s/ Paul A. Zevnik                      Secretary and Director               February 7, 2002
---------------------------------
Paul A. Zevnik

  /s/ Darryl B. Thompson                         Director                      February 7, 2002
---------------------------------
Darryl B. Thompson

  /s/ Amador S. Bustos                           Director                      February 7, 2002
---------------------------------
Amador S. Bustos

_________________________________                Director                      February _, 2002
Andrew W. Hobson

  /s/ Michael D. Wortsman                        Director                      February 7, 2002
---------------------------------
Michael D. Wortsman

  /s/ Michael S. Rosen                           Director                      February 7, 2002
---------------------------------
Michael S. Rosen

  /s/ Esteban E. Torres                          Director                      February 7, 2002
---------------------------------
Esteban E. Torres

  /s/ Patricia Diaz Dennis                       Director                      February 7, 2002
---------------------------------
Patricia Diaz Dennis